Registration No. 333-236268

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

FT 8609

B.   Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.   Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	111 West Monroe Street
Suite 400	Chicago, Illinois 60603
Wheaton, Illinois 60187

E.   Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on April 9, 2020 at 2:00 p.m. pursuant to Rule 487.

________________________________

                     Target Dvd. Blend 2Q '20 - Term 7/9/21
                 Target High Quality Dvd. 2Q '20 - Term 7/9/21

                                    FT 8609

FT 8609 is a series of a unit investment trust, the FT Series. FT 8609 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                FIRST TRUST (R)

                                  800-621-1675

                  The date of this prospectus is April 9, 2020

                               Table of Contents

Summary of Essential Information                                            3
Fee Table                                                                   4
Report of Independent Registered Public Accounting Firm                     5
Statements of Net Assets                                                    6
Schedules of Investments                                                    7
The FT Series                                                              12
Portfolios                                                                 13
Risk Factors                                                               14
Backtested Hypothetical Performance Information                            18
Public Offering                                                            22
Distribution of Units                                                      24
The Sponsor's Profits                                                      25
The Secondary Market                                                       26
How We Purchase Units                                                      26
Expenses and Charges                                                       26
Tax Status                                                                 27
Retirement Plans                                                           29
Rights of Unit Holders                                                     29
Income and Capital Distributions                                           30
Redeeming Your Units                                                       30
Investing in a New Trust                                                   31
Removing Securities from a Trust                                           32
Amending or Terminating the Indenture                                      33
Information on the Sponsor, Trustee and Evaluator                          33
Other Information                                                          34

                  Summary of Essential Information (Unaudited)

                                    FT 8609

    At the Opening of Business on the Initial Date of Deposit-April 9, 2020

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.

                                                                     Target Dividend Blend     Target High Quality
                                                                     Portfolio, 2nd            Dividend Portfolio,
                                                                     Quarter 2020 Series       2nd Quarter 2020 Series
                                                                     _____________________     _______________________
Initial Number of Units (1)                                               52,689                    17,826
Fractional Undivided Interest in the Trust per Unit (1)                 1/52,689                  1/17,826
Public Offering Price:
Public Offering Price per Unit (2)                                   $    10.000               $    10.000
   Less Initial Sales Charge per Unit (3)                                  (.000)                    (.000)
                                                                     ___________               ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)            10.000                    10.000
   Less Deferred Sales Charge per Unit (3)                                 (.135)                    (.135)
                                                                     ___________               ___________
Redemption Price per Unit (5)                                              9.865                     9.865
   Less Creation and Development Fee per Unit (3)(5)                       (.050)                    (.050)
   Less Organization Costs per Unit (5)                                    (.018)                    (.014)
                                                                     ___________               ___________
Net Asset Value per Unit                                             $     9.797               $     9.801
                                                                     ===========               ===========
Cash CUSIP Number                                                     30313H 424                30313H 465
Reinvestment CUSIP Number                                             30313H 432                30313H 473
Fee Account Cash CUSIP Number                                         30313H 440                30313H 481
Fee Account Reinvestment CUSIP Number                                 30313H 457                30313H 499
Pricing Line Product Code                                                 129602                    129606
Ticker Symbol                                                             FGJBVX                    FFGCMX

First Settlement Date                April 14, 2020
Mandatory Termination Date (6)       July 9, 2021
Income Distribution Record Date      Tenth day of each month, commencing May 10, 2020.
Income Distribution Date (7)         Twenty-fifth day of each month, commencing May 25, 2020.
_____________
(1) As of the Evaluation Time on April 13, 2020, we may adjust the number of
Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See
"Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per
100 Units. In any case, the Trustee will distribute any funds in the Capital
Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering"
and "Expenses and Charges." Although each Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                     Target Dividend Blend     Target High Quality
                                                                     Portfolio, 2nd            Dividend Portfolio,
                                                                     Quarter 2020 Series       2nd Quarter 2020 Series
                                                                     _____________________     _______________________
                                                                                  Amount                      Amount
                                                                                  per Unit                    per Unit
                                                                                  ________                    ________
Unit Holder Sales Fees (as a percentage of public offering price)
Maximum Sales Charge
   Initial sales charge                                              0.00%(a)     $.000        0.00%(a)       $.000
   Deferred sales charge                                             1.35%(b)     $.135        1.35%(b)       $.135
   Creation and development fee                                      0.50%(c)     $.050        0.50%(c)       $.050
                                                                     _____        _____        _____          _____
   Maximum sales charge (including creation and development fee)     1.85%        $.185        1.85%          $.185
                                                                     =====        =====        =====          =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                      .180%(d)     $.0180       .140%(d)       $.0140
                                                                     =====        ======       =====          ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and
   evaluation fees                                                   .059%        $.0060       .059%          $.0060
   Trustee's fee and other operating expenses                        .126%(f)     $.0127       .126%(f)       $.0127
                                                                     _____        ______       _____          ______
      Total                                                          .185%        $.0187       .185%          $.0187
                                                                     =====        ======       =====          ======

                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5%
return on your investment each year and that your Trust's, and each New
Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                   1 Year        3 Years       5 Years       10 Years
                                                                   ______        _______       _______       ________
Target Dividend Blend Portfolio, 2nd Quarter 2020 Series           $222          $684          $945          $2,051
Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series     218           672           929           2,018

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.
_____________
(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs will be deducted from the assets of each
Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8609

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 8609, comprising Target Dvd. Blend 2Q '20 - Term 7/9/21 (Target Dividend Blend
Portfolio, 2nd Quarter 2020 Series) and Target High Quality Dvd. 2Q '20 - Term
7/9/21 (Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series)
(collectively the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on April
9, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 8609 as of the opening of business on April 9, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor.
Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Trusts in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the
Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on April 9, 2020, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
April 9, 2020

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 8609

    At the Opening of Business on the Initial Date of Deposit-April 9, 2020

                                                                           Target Dividend Blend     Target High Quality
                                                                           Portfolio, 2nd            Dividend Portfolio,
                                                                           Quarter 2020 Series       2nd Quarter 2020 Series
                                                                           _____________________     _______________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)         $526,892                  $178,257
Less liability for reimbursement to Sponsor for organization costs (3)         (948)                     (250)
Less liability for deferred sales charge (4)                                 (7,113)                   (2,407)
Less liability for creation and development fee (5)                          (2,634)                     (891)
                                                                           ________                  ________
Net assets                                                                 $516,197                  $174,709
                                                                           ========                  ========
Units outstanding                                                            52,689                    17,826
Net asset value per Unit (6)                                               $  9.797                  $  9.801

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                      $526,892                  $178,257
Less maximum sales charge (7)                                                (9,747)                   (3,298)
Less estimated reimbursement to Sponsor for organization costs (3)             (948)                     (250)
                                                                           ________                  ________
Net assets                                                                 $516,197                  $174,709
                                                                           ========                  ========
______________
                        NOTES TO STATEMENT OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. Each Trust intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory
Termination Date of July 9, 2021.

(2) An irrevocable letter of credit for approximately $1,200,000, issued by
The Bank of New York Mellon (approximately $200,000 has been allocated to
Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series; and
approximately $1,000,000 has been allocated to Target Dividend Blend
Portfolio, 2nd Quarter 2020 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trusts. The estimated organization costs range from $.0140 to $.0180 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on July 20, 2020 and on the twentieth day of each month thereafter
(or if such date is not a business day, on the preceding business day) through
September 18, 2020. If Unit holders redeem Units before September 18, 2020, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a
Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge
(comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public
Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

           Target Dividend Blend Portfolio, 2nd Quarter 2020 Series
                                    FT 8609

                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2020

                                                                           Percentage       Number   Market      Cost of
Ticker Symbol and                                                          of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares   per Share   the Trust (2)
___________________________________                                        ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (7.34%):
CHL           China Mobile Limited (ADR) +                                   1.00%            132    $ 39.87     $  5,263
CHA           China Telecom Corporation Limited (ADR) +                      1.00%            156      33.68        5,254
MBT           Mobile TeleSystems PJSC (ADR) +                                1.00%            643       8.20        5,273
OMC           Omnicom Group Inc.                                             1.67%            161      54.67        8,802
PHI           PLDT Inc. (ADR) +                                              1.00%            247      21.31        5,264
VZ            Verizon Communications Inc.                                    1.67%            152      57.80        8,786
Consumer Discretionary (8.34%):
GM            General Motors Company                                         1.00%            228      23.13        5,274
HRB           H&R Block, Inc.                                                1.00%            362      14.56        5,271
HMC           Honda Motor Co., Ltd. (ADR) +                                  1.00%            238      22.13        5,267
MGA           Magna International Inc. (Class A) +                           2.67%            402      34.98       14,062
MGM           MGM Resorts International                                      1.67%            586      15.00        8,790
WHR           Whirlpool Corporation                                          1.00%             53      99.68        5,283
Consumer Staples (1.01%):
PM            Philip Morris International Inc.                               1.01%             71      74.66        5,301
Energy (13.31%):
CNQ           Canadian Natural Resources Limited +                           2.67%          1,030      13.64       14,049
SNP           China Petroleum & Chemical Corporation (Sinopec)
              (ADR) +                                                        1.00%            103      51.18        5,271
CEO           CNOOC Limited (ADR) +                                          0.99%             46     113.95        5,242
COP           ConocoPhillips                                                 2.66%            394      35.68       14,058
EC            Ecopetrol S.A. (ADR) +                                         1.00%            439      12.01        5,272
IMO           Imperial Oil Limited +                                         1.67%            680      12.91        8,779
MPC           Marathon Petroleum Corporation                                 1.66%            361      24.31        8,776
VLO           Valero Energy Corporation                                      1.66%            170      51.60        8,772
Financials (21.03%):
APAM          Artisan Partners Asset Management Inc.                         1.00%            245      21.51        5,270
BMA           Banco Macro S.A. (ADR) +                                       1.00%            327      16.12        5,271
CFG           Citizens Financial Group, Inc.                                 1.67%            428      20.53        8,787
CMA           Comerica Incorporated                                          1.67%            266      33.02        8,783
FITB          Fifth Third Bancorp                                            1.67%            526      16.69        8,779
HBAN          Huntington Bancshares Incorporated                             1.67%            997       8.81        8,784
KEY           KeyCorp                                                        1.67%            775      11.33        8,781
MCY           Mercury General Corporation                                    1.00%            128      41.30        5,286
ORI           Old Republic International Corporation                         1.00%            323      16.33        5,275
IX            ORIX Corporation (ADR) +                                       1.00%             93      56.48        5,253
PFG           Principal Financial Group, Inc.                                1.67%            289      30.44        8,797
PRU           Prudential Financial, Inc.                                     1.67%            160      55.02        8,803
SC            Santander Consumer USA Holdings Inc.                           1.00%            352      14.96        5,266
UNM           Unum Group                                                     1.67%            578      15.21        8,791
WFC           Wells Fargo & Company                                          1.67%            290      30.28        8,781

                       Schedule of Investments (cont'd.)

           Target Dividend Blend Portfolio, 2nd Quarter 2020 Series
                                    FT 8609

                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2020

                                                                           Percentage       Number   Market      Cost of
Ticker Symbol and                                                          of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares   per Share   the Trust (2)
___________________________________                                        ______________   ______   _________   _____________
Health Care (2.67%):
ABBV         AbbVie Inc.                                                     1.00%             67    $ 78.56     $  5,263
PFE          Pfizer Inc.                                                     1.67%            254      34.60        8,788
Industrials (5.66%):
ATCO         Atlas Corp. +                                                   1.00%            732       7.20        5,270
HNI          HNI Corporation                                                 1.00%            215      24.48        5,263
MSM          MSC Industrial Direct Co., Inc. (Class A)                       1.66%            143      61.21        8,753
PCAR         PACCAR Inc                                                      1.00%             79      66.46        5,250
TRTN         Triton International Limited +                                  1.00%            184      28.65        5,272
Information Technology (9.00%):
HPE          Hewlett Packard Enterprise Company                              1.67%            859      10.23        8,788
HPQ          HP Inc.                                                         2.67%            894      15.72       14,053
IBM          International Business Machines Corporation                     1.00%             44     119.29        5,249
NTAP         NetApp, Inc.                                                    1.66%            214      40.98        8,770
STX          Seagate Technology Plc +                                        1.00%            103      51.03        5,256
XRX          Xerox Holdings Corporation                                      1.00%            274      19.26        5,277
Materials (16.98%):
BHP          BHP Group Ltd (ADR) +                                           1.00%            134      39.31        5,267
EMN          Eastman Chemical Company                                        2.66%            248      56.54       14,022
GEF          Greif, Inc.                                                     1.00%            157      33.51        5,261
IP           International Paper Company                                     2.66%            424      33.12       14,043
LYB          LyondellBasell Industries N.V. +                                2.66%            253      55.47       14,034
NUE          Nucor Corporation                                               1.67%            225      39.05        8,786
RIO          Rio Tinto Plc (ADR) +                                           1.00%            115      46.00        5,290
STLD         Steel Dynamics, Inc.                                            1.67%            374      23.50        8,789
WRK          WestRock Company                                                2.66%            458      30.69       14,056
Real Estate (10.00%):
ALX          Alexander's, Inc. (4)                                           0.50%              9     295.20        2,657
AIV          Apartment Investment and Management Company (4)                 0.50%             72      36.54        2,631
CXW          CoreCivic, Inc. (4)                                             0.50%            255      10.34        2,637
OFC          Corporate Office Properties Trust (4)                           0.50%            110      23.89        2,628
CUBE         CubeSmart (4)                                                   0.50%             99      26.67        2,640
GLPI         Gaming and Leisure Properties, Inc. (4)                         0.50%            100      26.43        2,643
GEO          The GEO Group, Inc. (4)                                         0.50%            211      12.47        2,631
HST          Host Hotels & Resorts, Inc. (4)                                 0.50%            234      11.26        2,635
LAMR         Lamar Advertising Company (4)                                   0.50%             55      48.15        2,648
LTC          LTC Properties, Inc. (4)                                        0.50%             78      33.62        2,622
CLI          Mack-Cali Realty Corporation (4)                                0.50%            164      16.06        2,634
MNR          Monmouth Real Estate Investment Corporation (4)                 0.50%            220      11.98        2,636
NHI          National Health Investors, Inc. (4)                             0.50%             49      53.40        2,617
OPI          Office Properties Income Trust (4)                              0.50%             95      27.79        2,640
OHI          Omega Healthcare Investors, Inc. (4)                            0.50%             82      32.12        2,634
PDM          Piedmont Office Realty Trust, Inc. (4)                          0.50%            144      18.34        2,641

                       Schedule of Investments (cont'd.)

           Target Dividend Blend Portfolio, 2nd Quarter 2020 Series
                                    FT 8609

                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2020

                                                                           Percentage       Number   Market      Cost of
Ticker Symbol and                                                          of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares   per Share   the Trust (2)
___________________________________                                        ______________   ______   _________   _____________
Real Estate (cont'd.):
SPG          Simon Property Group, Inc. (4)                                  0.50%             42    $ 62.91     $  2,642
VNO          Vornado Realty Trust (4)                                        0.50%             65      40.48        2,631
WRE          Washington Real Estate Investment Trust (4)                     0.50%            110      23.89        2,628
WRI          Weingarten Realty Investors (4)                                 0.50%            166      15.86        2,633
Utilities (4.66%):
ELP          Companhia Paranaense de Energia-Copel
             (Preference, ADR) +                                             1.00%            497      10.60        5,268
ENIA         Enel Americas S.A. (ADR) +                                      1.00%            666       7.92        5,275
NFG          National Fuel Gas Company                                       1.00%            138      38.08        5,255
UGI          UGI Corporation                                                 1.66%            304      28.85        8,770
                                                                           _______                               ________
                  Total Investments                                        100.00%                               $526,892
                                                                           =======                               ========
______________
See "Notes to Schedule of Investments" on page 11.

                            Schedule of Investments

        Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series
                                    FT 8609

                       At the Opening of Business on the
                     Initial Date of Deposit-April 9, 2020

                                                                           Percentage       Number   Market      Cost of
Ticker Symbol and                                                          of Aggregate     of       Value       Securities to
Name of Issuer of Securities (1)(3)                                        Offering Price   Shares   per Share   the Trust (2)
___________________________________                                        ______________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (6.68%):
OMC           Omnicom Group Inc.                                             3.34%          109      $ 54.67     $  5,959
VZ            Verizon Communications Inc.                                    3.34%          103        57.80        5,953
Consumer Discretionary (6.67%):
MGA           Magna International Inc. (Class A) +                           3.34%          170        34.98        5,947
MGM           MGM Resorts International                                      3.33%          396        15.00        5,940
Energy (16.67%):
CNQ           Canadian Natural Resources Limited +                           3.34%          436        13.64        5,947
COP           ConocoPhillips                                                 3.34%          167        35.68        5,958
IMO           Imperial Oil Limited +                                         3.33%          460        12.91        5,939
MPC           Marathon Petroleum Corporation                                 3.33%          244        24.31        5,932
VLO           Valero Energy Corporation                                      3.33%          115        51.60        5,934
Financials (29.98%):
CFG           Citizens Financial Group, Inc.                                 3.33%          289        20.53        5,933
CMA           Comerica Incorporated                                          3.33%          180        33.02        5,944
FITB          Fifth Third Bancorp                                            3.33%          356        16.69        5,942
HBAN          Huntington Bancshares Incorporated                             3.33%          674         8.81        5,938
KEY           KeyCorp                                                        3.33%          524        11.33        5,937
PFG           Principal Financial Group, Inc.                                3.33%          195        30.44        5,936
PRU           Prudential Financial, Inc.                                     3.33%          108        55.02        5,942
UNM           Unum Group                                                     3.34%          391        15.21        5,947
WFC           Wells Fargo & Company                                          3.33%          196        30.28        5,935
Health Care (3.34%):
PFE           Pfizer Inc.                                                    3.34%          172        34.60        5,951
Industrials (3.33%):
MSM           MSC Industrial Direct Co., Inc. (Class A)                      3.33%           97        61.21        5,937
Information Technology (10.00%):
HPE           Hewlett Packard Enterprise Company                             3.34%          581        10.23        5,944
HPQ           HP Inc.                                                        3.33%          378        15.72        5,942
NTAP          NetApp, Inc.                                                   3.33%          145        40.98        5,942
Materials (20.00%):
EMN           Eastman Chemical Company                                       3.33%          105        56.54        5,937
IP            International Paper Company                                    3.33%          179        33.12        5,928
LYB           LyondellBasell Industries N.V. +                               3.33%          107        55.47        5,935
NUE           Nucor Corporation                                              3.33%          152        39.05        5,936
STLD          Steel Dynamics, Inc.                                           3.34%          253        23.50        5,945
WRK           WestRock Company                                               3.34%          194        30.69        5,954
Utilities (3.33%):
UGI           UGI Corporation                                                3.33%          206        28.85        5,943
                                                                           _______                               ________
                   Total Investments                                       100.00%                               $178,257
                                                                           =======                               ========
______________
See "Notes to Schedule of Investments" on page 11.

                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
April 9, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-
counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor.
In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are set forth below:

                                                                      Cost of Securities    Profit
                                                                      to Sponsor            (Loss)
                                                                      __________________    __________
Target Dividend Blend Portfolio, 2nd Quarter 2020 Series              $ 543,472             $ (16,580)
Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series         184,724                (6,467)

(3) Common stocks of companies headquartered or incorporated outside the United
States comprise the approximate percentage of the investments of the Trusts as indicated:
Target Dividend Blend Portfolio, 2nd Quarter 2020 Series, 26.66%
   (consisting of Argentina, 1.00%; Australia, 1.00%; Bermuda, 1.00%;
   Brazil, 1.00%; Canada, 8.01%; Chile, 1.00%; China, 2.99%; Colombia, 1.00%;
   Hong Kong, 1.00%; Ireland, 1.00%; Japan, 2.00%; The Netherlands, 2.66%;
   Philippines, 1.00%; Russia, 1.00% and United Kingdom, 1.00%).
Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series, 13.34%
   (consisting of Canada, 10.01% and The Netherlands, 3.33%).

(4) This Security represents the common stock of a real estate investment trust
("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise approximately 10.00% of the investments of the Target Dividend Blend
Portfolio, 2nd Quarter 2020 Series.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 8609, consists of two separate portfolios set forth below:

- Target Dvd. Blend 2Q '20 - Term 7/9/21
  (Target Dividend Blend Portfolio, 2nd Quarter 2020 Series)
- Target High Quality Dvd. 2Q '20 - Term 7/9/21
  (Target High Quality Dividend Portfolio, 2nd Quarter 2020 Series)

Each Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments" for each
Trust), adjusted to reflect the sale, redemption or liquidation of any of the
Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy
Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by
First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the
Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a
Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.

Each Trust seeks above-average total return. To achieve this objective, each
Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted. Under normal circumstances, each Trust will invest at least 80% of their assets in dividend-paying securities. The Target
High Quality Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials sector.

Portfolio Selection Process.

                        Target Dividend Blend Portfolio

The Target Dividend Blend Portfolio is a unit investment trust which seeks to provide broad equity diversification and dividend income by investing in common stocks across various market capitalizations, growth and value styles, sectors and countries. The Trust invests in a fixed portfolio of stocks which are selected by applying pre-determined screens and factors and holds the stocks for approximately 15 months. The Trust is comprised of the two strategies described below.

Target High Quality Dividend Strategy - 50%

- Begin with the 1,000 stocks with the largest market capitalization as of two business days prior to the Initial Date of Deposit which trade on a U.S.
exchange, excluding REITs, American Depositary Receipts/ ADRs, regulated investment companies and limited partnerships.

- Select only those stocks that meet the following criteria:

   - Minimum three month average daily trading volume of $2.5 million.

   - Three consecutive years of dividend increases.

- Screen for quality on the following factors:

   - Net debt/assets of less than 50%.

   - Three-year payout ratio of less than 50% of earnings.

   - Positive free cash flow after dividends for the trailing 12 months.

- Purchase an approximately equally-weighted portfolio of the 30 stocks with the highest dividend yield, subject to a maximum of nine stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose.

Target Global Dividend Leaders Strategy - 50%

- Establish three distinct universes as of two business days prior to the
Initial Date of Deposit which consist of the following:

   - Domestic equity - all U.S. stocks.

   - International equity - all foreign stocks that are listed on a U.S.
   securities exchange either directly or in the form of American Depositary
   Receipts/ ADRs.

   - REITs - all U.S. REITs (including Mortgage REITs).

- Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

- Select the stocks in each universe that meet the following criteria:

   - Market capitalization greater than $1 billion.

   - Three-month average daily trading volume greater than $1 million.

   - Current indicated dividend yield greater than twice that of the S&P 500(R)
   Index at the time of selection.

- Rank the selected stocks within each universe on three equally-weighted factors:

   - Price to cash flow.

   - Return on assets.

   - 3, 6 and 12-month price appreciation (which are equally-weighted within this factor).

- Select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major GICS(R) market sectors. The
Financials and Real Estate sectors are combined for the sector limit purpose.
If a universe has less than 20 eligible securities, all eligible securities are selected.

- The universes are approximately weighted as follows:

   Domestic Equity         40%
   International Equity    40%
   REITs                   20%

Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price to cash flow ratio is selected.

                     Target High Quality Dividend Portfolio

The Target High Quality Dividend Portfolio is comprised of the securities selected from the Target High Quality Dividend Strategy described above.

Other Considerations.

Please note that we applied  the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit.
This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" are not eligible for inclusion in a
Trust's portfolio.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust.
These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to
changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States
(excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Portfolio Contents.

Expanding on the disclosure above, the Trusts have exposure to the following investments: companies with various market capitalizations.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The publishers of the Russell 3000(R) Index and the S&P 500(R) Index are not
affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, the index publishers have not approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money.
Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

Local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Trusts and their investments.
Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trusts' portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trusts' Units and result in increased market volatility. The recent outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019. The global economic impact of the COVID-19 outbreak is impossible to predict but is expected to disrupt manufacturing, supply chains and sales in affected areas and negatively impact global economic growth prospects. The COVID-19 outbreak has also caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of the
COVID-19 outbreak may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued
strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-
inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the
Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the
Securities held by the Trusts may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If a Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Target High Quality Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials sector.

Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal
Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled
Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"),
that have had a direct impact on companies in the financial services sector.
These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the
office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and
increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank
Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies.
Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with

Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters.
Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal
Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional
Units of a Trust after the Initial Date of Deposit, we will deposit the
Securities originally selected by applying the strategy on the Initial Date of
Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

REITs. Certain of the Securities held by the Target Dividend Blend Portfolio are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the
Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Foreign Securities. Certain of the Securities held by the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an
American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange.
Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt.
Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of
U.S. securities. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and
similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.
Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-
party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                Backtested Hypothetical Performance Information

The following table compares the hypothetical performance information for the identical strategies employed by each Trust and the actual performance of the
Russell 3000(R) Index and S&P 500(R) Index in each of the full years listed below (and as of the most recent month). The Trusts did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- Currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a
Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S.
market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

The indexes are unmanaged, not subject to fees and not available for direct investment.

                      COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
     (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

           Hypothetical Strategy Total Returns(1)(3)         Index Total Returns(3)

              Target Dividend    Target High
              Blend              Quality Dividend         Russell 3000(R)    S&P 500(R)
Year          Strategy           Strategy                 Index              Index
____          _______________    ________________         _______________    __________
1995                                  39.64%                                   37.50%
1996                                  24.24%                                   22.89%
1997                                  34.11%                                   33.31%
1998               3.86%               5.04%                   24.11%          28.55%
1999               2.15%              -8.06%                   20.96%          21.03%
2000              11.23%              17.75%                   -7.30%          -9.10%
2001              14.66%              22.27%                  -11.43%         -11.88%
2002              -8.07%              -8.59%                  -21.53%         -22.09%
2003              34.94%              21.90%                   31.02%          28.65%
2004              19.96%              15.43%                   11.93%          10.87%
2005               6.78%               1.96%                    6.10%           4.90%
2006              23.36%              17.24%                   15.67%          15.76%
2007               8.88%              -4.16%                    5.16%           5.56%
2008             -31.57%             -33.06%                  -37.32%         -36.99%
2009              48.30%              43.35%                   28.29%          26.46%
2010              17.11%              14.08%                   16.93%          15.08%
2011               4.87%               9.31%                    1.00%           2.08%
2012              12.03%              11.31%                   16.41%          15.98%
2013              35.98%              46.63%                   33.55%          32.36%
2014               6.93%              10.65%                   12.53%          13.66%
2015             -10.91%              -9.44%                    0.48%           1.38%
2016              14.32%              13.66%                   12.70%          11.93%
2017              16.40%              25.28%                   21.10%          21.80%
2018             -11.26%              -9.35%                   -5.24%          -4.39%
2019              21.26%              27.96%                   30.99%          31.45%
2020             -39.24%             -37.48%                  -20.88%         -19.58%
(thru 3/31)
_____________________
See "Notes to Comparison of Hypothetical Total Return" on page 21.

               NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested monthly for the hypothetical Strategy returns and monthly in the case of Index returns and all returns are stated in terms of
U.S. dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. If a security which is selected by a Strategy is merged out of existence, delisted or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above table, over the full years as listed above, each hypothetical
Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index, as shown in the table below.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making.
The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as
confirmed by Bloomberg L.P. and FactSet.

                                HYPOTHETICAL COMPARISON OF ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2019
     Hypothetical Strategy Average Annual Return                                       Index Average Annual Return
                                               Since                                                                               Since
Strategy              1 Year  5 Year  10 Year  Inception    Corresponding Index                           1 Year  5 Year  10 Year  Inception
________              ______  ______  _______  _________    ___________________                           ______  ______  _______  _________
Target Dividend
Blend Strategy        21.26%  4.99%    9.82%    9.58%       Russell 3000(R) Index (12/31/97 - 12/31/19)   30.99%  11.22%  13.40%    7.76%
Target High Quality
Dividend Strategy     27.96%  8.39%   12.91%   11.56%       S&P 500(R) Index (12/31/94 - 12/31/19)        31.45%  11.68%  13.54%   10.20%

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust.
Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for
Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per
Unit of a Trust will be reduced by the amount of additional Securities sold.
Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in
"Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When
Securities are sold to reimburse the Sponsor for organization costs, the
Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2020 through
September 18, 2020. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the
Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the
Public Offering Price of the Units according to this valuation. This Public
Offering Price will be effective for all orders received before the Evaluation
Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open.
For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the

Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                     Additional
(in millions)                                   Concession
__________________________________________________________
$25 but less than $100                              0.035%
$100 but less than $150                             0.050%
$150 but less than $250                             0.075%
$250 but less than $1,000                           0.100%
$1,000 but less than $5,000                         0.125%
$5,000 but less than $7,500                         0.150%
$7,500 or more                                      0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.
Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these
Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including:
developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred)
and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S.
Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as
Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek,
Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public
Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the
Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the
initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income
Account of such Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As
Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trusts. In addition, if there is not enough cash in the Income or Capital
Account of a Trust, the Trustee has the power to sell Securities from such
Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital.
Income reported is generally net of expenses (but see "Treatment of Trust
Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your
Units. The tax laws may require you to treat distributions made to you in
January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered
"unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-
term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income
("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because the Target Dividend Blend Portfolio holds REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the Trust attributable to such dividends and designated by the Trust as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by a Trust from REIT shares may be designated by a Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your
Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your
Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income.  If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. A Trust may be able to make an election that could limit the tax imposed on such Trust. In this case, a Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-
term capital gains dividends, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.

source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also applies to the gross proceeds from the disposition of securities that produce
U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your
Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the
Trustee copies of the evaluations of the Securities as prepared by the
Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit dividends received on a Trust's
Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date.
See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the
Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The
Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return.
However, you should check your statements to make sure the Trustee has your
TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a
Trust to pay the deferred sales charge. If not, the Trustee may sell
Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account if funds are available for that purpose, or from the Capital
Account. All other amounts paid on redemption will be taken from the Capital
Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units of Target Dividend Blend
Portfolio or 2,500 Units of Target High Quality Dividend Portfolio, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-
Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the
Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of a Trust will be reduced.
These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New
Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a
Trust, as described in "Amending or Terminating the Indenture," your proceeds,

less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of such Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a
Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of
Securities, exchanged securities or property will be credited to the Capital
Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such
Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of
Securities deposited in such Trust during the initial offering period
("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination
Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation
Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

               Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $460 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2019, the total partners' capital of First Trust Portfolios L.P.
was $49,108,615.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois
60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

                                 First Trust(R)

                     Target Dvd. Blend 2Q '20 - Term 7/9/21
                 Target High Quality Dvd. 2Q '20 - Term 7/9/21
                                    FT 8609

                                    Sponsor:
                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:
                          The Bank of New York Mellon
                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.
                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus
       for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.
                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

             - Securities Act of 1933 (file no. 333-236268) and

             - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                          100 F Street, N.E.
                          Washington, D.C. 20549
          e-mail address: publicinfo@sec.gov

                                 April 9, 2020

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 First Trust(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT
8609 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated April 9, 2020. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                               1
   Dividends                                                                1
   REITs                                                                    1
   Foreign Issuers                                                          3
   Small and/or Mid Capitalization Companies                                3
Concentration
   Concentration Risk                                                       4
   Financials                                                               4
Securities                                                                  8
   Target High Quality Dividend Strategy Stocks                             8
   Target Global Dividend Leaders Strategy Stocks                          10

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the Target Dividend Blend Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based
REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations
(including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least
100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of
God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-
liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the
Internal Revenue Code, and to maintain exemption from the Investment Company
Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities.
Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units.
There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.

While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentration

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If a Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Target High Quality Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials sector.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates;
portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States
Government, particularly the U.S. Department of the Treasury ("U.S.
Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit
Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of
2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-
related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the
American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in
February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital
Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the
FRB, FDIC, SEC, Office of Comptroller of the Currency (a bureau of the U.S.
Treasury which regulates national banks), and the U.S. Commodities Futures
Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the
President signed into law the Dodd-Frank Wall Street Reform and Consumer
Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The
FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United
States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of
Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and
Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement
Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and
Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching
Efficiency Act of 1994 and the regulations promulgated under these laws. In
1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the
1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The SEC and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB Accounting Standards

Codification 820, "Fair Value Measurement" changed the requirements of mark-to-
market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the
Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3,
2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5%
of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4)
merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment
Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control
Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The
FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly
Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the
FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with
Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies.
Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates.
Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the
Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the
United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response
Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by
"Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds
("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to
PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as
PRPs is uncertain. Superfund reform proposals have been introduced in
Congress, but none have been enacted. There can be no assurance that any
Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of
Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies.
Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                  Target High Quality Dividend Strategy Stocks

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Citizens Financial Group, Inc., headquartered in Providence, Rhode Island, provides a full range of commercial banking services for retail customers. The company offers consumer loans, commercial loans and mortgage loans.

Comerica Incorporated, headquartered in Dallas, Texas, conducts a general commercial banking business in the United States, Canada and Mexico. The company's services include corporate, consumer and private banking, institutional trust and investment management, international finance and trade services.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global specialty chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers.

Fifth Third Bancorp, headquartered in Cincinnati, Ohio, is a bank and financial holding company. The company provides diversified financial services to institutional, small business and individual customers. The company also provides insurance underwriting, real estate management, discount securities brokerage, electronic funds transfer and data processing services.

Hewlett Packard Enterprise Company, headquartered in San Jose, California, is a technology solutions provider offering servers, management software, storage solutions and networking products to business enterprises. The company also offers consultation, outsourcing and support services.

HP Inc., headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, is a multi-state regional bank holding company. Through its subsidiaries, the company provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, investment management, trust services and other financial products and services.

Imperial Oil Limited, headquartered in Calgary, Canada, explores for, produces and refines natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

International Paper Company, headquartered in Memphis, Tennessee, manufactures printing and writing paper, pulp, tissue, paperboard and packaging products.
In addition to printing and advertising, the company's products are used in food and cosmetic packaging, filtration products and containerboards. The company sells its products primarily in North America, Asia, Europe, Latin
America, Russia and the Middle East.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and
Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

MGM Resorts International, headquartered in Las Vegas, Nevada, through its subsidiaries, engages in the ownership and operation of casino resorts. The company operates gaming, hotel, dining, entertainment, retail and other resort amenities.

MSC Industrial Direct Co., Inc. (Class A), headquartered in Melville, New
York, distributes industrial equipment and supplies to industrial customers throughout the United States. The company distributes a full line of products, including cutting tools, abrasives, measuring instruments, machine tool accessories, safety equipment, fasteners, welding supplies and electrical supplies.

NetApp, Inc., headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Omnicom Group Inc., headquartered in New York, New York, together with its subsidiaries, provides worldwide services in advertising, marketing and corporate communications. The company's services also include brand consultancy, crisis communications and market research and analysis, among others.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, is a manufacturer of steel products and a metals recycler. The company operates in three segments: steel operations, metals recycling and steel fabrication.

UGI Corporation, headquartered in King of Prussia, Pennsylvania, is a holding company that operates propane distribution, gas and electric utility, energy marketing and related businesses through subsidiaries.

Unum Group, headquartered in Chattanooga, Tennessee, is the parent holding company for a group of insurance and non-insurance companies that collectively operate throughout North America and the United Kingdom. The company provides long-term and short-term disability, group, individual and corporate-owned life insurance and pension insurance products.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Wells Fargo & Company, headquartered in San Francisco, California, is a diversified financial services company. The company provides retail, commercial and corporate banking services through banking offices, the
Internet and other distribution channels, serving individuals, businesses and institutions throughout the United States and other countries.

WestRock Company, headquartered in Atlanta, Georgia, is a materials company.
The company manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.

                 Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS

AbbVie Inc., headquartered in North Chicago, Illinois, is a research-based pharmaceuticals company. The company discovers, develops and commercializes advanced therapies in immunology, oncology, women's health, neuroscience and other areas.

Artisan Partners Asset Management Inc., headquartered in Milwaukee, Wisconsin, is an investment management firm. The company, together with its subsidiaries, is focused on providing high value added investment strategies to sophisticated investors worldwide.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global specialty chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting and consulting services to business clients.

HNI Corporation, headquartered in Muscatine, Iowa, is a provider of office furniture and hearth products primarily through dealers, wholesalers and retail superstores. The company operates throughout the United States and
Canada.

HP Inc., headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk, New
York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

International Paper Company, headquartered in Memphis, Tennessee, manufactures printing and writing paper, pulp, tissue, paperboard and packaging products.
In addition to printing and advertising, the company's products are used in food and cosmetic packaging, filtration products and containerboards. The company sells its products primarily in North America, Asia, Europe, Latin
America, Russia and the Middle East.

Mercury General Corporation, headquartered in Los Angeles, California, is an insurance holding company. The company, through its subsidiaries, writes personal automobile, homeowners, commercial automobile, commercial property, mechanical breakdown and umbrella insurance.

National Fuel Gas Company, headquartered in Williamsville, New York, is a diversified energy company with operations in six segments: Utility, Pipeline and Storage, Exploration and Production, International, Energy Marketing and
Timber.

Old Republic International Corporation, headquartered in Chicago, Illinois, is an insurance holding company. The company's subsidiaries are engaged in the underwriting and marketing of a variety of coverage options, including property and liability, life and disability, title, mortgage guaranty and health insurance.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

Santander Consumer USA Holdings Inc., headquartered in Dallas, Texas, is the holding company for Santander Consumer USA Inc., a full-service, technology-
driven consumer finance company. The company is focused on vehicle finance and personal lending products.

WestRock Company, headquartered in Atlanta, Georgia, is a materials company.
The company manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.

Whirlpool Corporation, headquartered in Benton Harbor, Michigan, manufactures and markets major home appliances and related products for commercial and home use worldwide under such brand names as "Whirlpool," "KitchenAid," "Speed
Queen" and "Acros."

Xerox Holdings Corporation, headquartered in Norwalk, Connecticut, is a holding company. Through its subsidiaries, the company designs, develops and sells document management systems and solutions worldwide.

                              INTERNATIONAL STOCKS

Atlas Corp., headquartered in Vancouver, Canada, is a shipping company. The company operates a fleet of containerships.

Banco Macro S.A. (ADR), headquartered in Buenos Aires, Argentina, provides various banking products and services to individuals, entrepreneurs and corporate customers in Argentina.

BHP Group Ltd (ADR), incorporated in the United Kingdom and headquartered in
Melbourne, Australia, operates as an international diversified natural resources company. The company explores for, develops and markets petroleum, potash, aluminum, nickel, manganese ore and alloys, copper, silver and lead, among other resources. The company serves various utilities, steel producers and industrial users.

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong
Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Petroleum & Chemical Corporation (Sinopec) (ADR), headquartered in
Beijing, China, explores for and produces crude oil and natural gas in China.
The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins and chemical fertilizers.

China Telecom Corporation Limited (ADR), headquartered in Beijing, China, provides wireline telecommunications and related services in China.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing,
China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Companhia Paranaense de Energia-Copel (Preference, ADR), headquartered in
Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission and distribution of electricity. The company serves industrial, residential, commercial and rural customers primarily in the state of Parana,
Brazil.

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in South America.

Enel Americas S.A. (ADR), headquartered in Santiago, Chile, is an energy company. The company, through its subsidiaries, engages in the generation, transmission and distribution of electricity in South America.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

ORIX Corporation (ADR), headquartered in Minato-Ku, Japan, is a worldwide provider of financial services. The company provides real estate, life insurance, corporate finance and banking services.

PLDT Inc. (ADR), headquartered in Makati City, the Philippines, together with its subsidiaries, provides telecommunications services in the Philippines. The company offers wireless and fixed line services, information technology outsourcing and services for Internet applications.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Triton International Limited, headquartered in Hamilton, Bermuda, leases intermodal containers and chassis. Together with its subsidiaries, the company both leases and trades shipping equipment.

                                     REITS

Alexander's, Inc., headquartered in Paramus, New Jersey, is a real estate investment trust. The company focuses primarily in leasing, managing, developing and redeveloping properties.

Apartment Investment and Management Company, headquartered in Denver,
Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.

CoreCivic, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Corporate Office Properties Trust, headquartered in Columbia, Maryland, is a self-managed real estate investment trust. The company focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings, the majority of which support the United States government and its contractors.

CubeSmart, headquartered in Malvern, Pennsylvania, is a self-administered and self-managed real estate investment trust focused on the ownership, operation, acquisition and development of self-storage facilities. The company has properties across the United States.

Gaming and Leisure Properties, Inc., headquartered in Wyomissing,
Pennsylvania, is a real estate investment trust. The company owns and leases casino facilities.

The GEO Group, Inc., headquartered in Boca Raton, Florida, is a real estate investment trust that provides private services in the management of correctional, detention, re-entry facilities and the provision of community-
based services and youth services in the United States, Australia, Canada,
South Africa and the United Kingdom. The company's facilities include maximum, medium, and minimum security prisons; immigration detention centers; and
community-based re-entry facilities.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust. The company provides advertising space on billboards, posters and bulletins in the United States and Canada.

LTC Properties, Inc., headquartered in Westlake Village, California, is a self-
managed real estate investment trust that primarily invests in long-term care and other healthcare-related properties through mortgage loans, property lease transactions and other investments.

Mack-Cali Realty Corporation, headquartered in Jersey City, New Jersey, is a self-managed real estate investment trust. The company owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Monmouth Real Estate Investment Corporation, headquartered in Holmdel, New
Jersey, is a real estate investment trust. The company owns, manages and leases industrial properties in the U.S. real estate market.

National Health Investors, Inc., headquartered in Murfreesboro, Tennessee, is a real estate investment trust that invests in income-producing health care properties primarily in the long-term care industry.

Office Properties Income Trust, headquartered in Newton, Massachusetts, is a real estate investment trust. The company owns and operates office buildings leased primarily to government tenants.

Omega Healthcare Investors, Inc., headquartered in Hunt Valley, Maryland, is a real estate investment trust that invests in income-producing health care facilities, principally those that provide long-term care.

Piedmont Office Realty Trust, Inc., headquartered in Johns Creek, Georgia, is a self-managed real estate investment trust engaged in the acquisition and ownership of commercial real estate properties in the United States.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-
managed real estate investment trust. The company is engaged in the ownership, development and management of regional malls and shopping centers.

Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust. The company owns, manages and operates office buildings, retail properties, merchandise marts and other real estate investments.

Washington Real Estate Investment Trust, headquartered in Washington, D.C., is a self-managed real estate investment trust which invests in income-producing real estate properties. The company operates in the mid-Atlantic region of the
United States.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate, primarily in the
Southwest.

We have obtained the foregoing descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 8609, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

(1)       that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 8609, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on April 9, 2020.

FT 8609

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) April 9, 2020
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 8556 (File No. 333-236093) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.2 to the Registration Statement.

EXHIBIT INDEX

1.1	Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Form of Trust Agreement for FT 8609 and certain subsequent Series, effective April 9, 2020 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Copy of Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Copy of Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Copy of Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6	Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2	Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).